UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41752

Earlyworks Co., Ltd.

5-7-11, Ueno, Taito-ku

Tokyo, Japan 110-0005

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On May 7, 2025, Earlyworks Co., Ltd. (the “Company”) issued a press release announcing the receipt of a staff determination letter, dated May 2, 2025 (the “Notice”), from the Listing Qualifications Department of the Nasdaq Stock Market LLC, notifying the Company that Nasdaq has determined to delist the Company’s securities from the Nasdaq Capital Market. In response to the Notice, the Company intends to timely request a hearing before the Nasdaq Hearings Panel (the “Panel”). This request will stay the suspension of trading and the delisting process pending the Panel’s decision. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release – “Earlyworks Co., Ltd. Announces Receipt of Nasdaq Delisting Determination and Plan to Request a Hearing before the Nasdaq Hearings Panel”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Earlyworks Co., Ltd.

Date: May 7, 2025	By:	/s/ Satoshi Kobayashi
	Name:	Satoshi Kobayashi
	Title:	Chief Executive Officer and Representative Director (Principal Executive Officer)

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